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                             November 16, 2023

       Edward M. Kaye, M.D.
       Chief Executive Officer
       Stoke Therapeutics, Inc.
       45 Wiggins Avenue
       Bedford, Massachusetts 01730

                                                        Re: Stoke Therapeutics,
Inc.
                                                            Schedule TO-I Filed
November 2, 2023
                                                            File No. 005-91051

       Dear Edward M. Kaye:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

       Schedule TO-I Filed November 2, 2023

       General

   1.                                                   The cross reference in
Item 7(b) of Schedule TO to Section 6 of the Offering
                                                        Memorandum appears to
be inappropriate, as Section 6 of the Offering Memorandum sets forth the conditions to
the consummation of the Exchange Offer rather than material
                                                        conditions, if any, to
any financing of consideration to be provided in the Exchange Offer.
                                                        See Item 1007(b) of
Regulation M-A. Please revise.
       Summary Term Sheet - Questions and Answers, page 5

   2. Refer to the following disclosure made on pages 9-10 of the Exchange Offer under
                                                        Question 10:    Unless
we amend or terminate the Exchange Offer in accordance with its terms, we will grant
you New RSUs in exchange for Eligible Options with respect to which you properly made
a valid election (and did not validly revoke that election), effective as of the New
RSU Grant Date, following the Expiration Time. However, it may take a few weeks from
the Expiration Time for you to receive your New RSUs.    Please
 Edward M. Kaye, M.D.
FirstName LastNameEdward    M. Kaye, M.D.
Stoke Therapeutics, Inc.
Comapany 16,
November  NameStoke
              2023     Therapeutics, Inc.
November
Page 2    16, 2023 Page 2
FirstName LastName
         explain in your response letter how this payment process is consistent with your obligation to pay promptly under Rule 13e-4(f)(5).
Procedures for Tendering Eligible Options, page 25

3.       Refer to the following disclosure on page 26 of the Exchange Offer:
"Subject to Rule 13e-
         4 under the Exchange Act, we also reserve the right to waive any of the conditions of the
         Exchange Offer or any defect or irregularity in any tender with respect to any particular
         Eligible Option or any particular Eligible Employee." Please revise to avoid the implication that you may waive a condition of the offer as to one or some Eligible
         Employees, rather than generally waiving such offer condition. All conditions to the
         Exchange Offer must apply uniformly to all Eligible Employees. Withdrawal Rights, page 27

4.       Refer to the following disclosure made on page 27 of the Exchange
Offer: "[I]f we have
         not accepted your tendered Eligible Options by 11:59 p.m. Eastern Time on December 28,
         2023 (which is the 40th business day following the commencement of the offer), you may withdraw your Eligible Options at any time thereafter but prior to our acceptance." It does not appear that December 28, 2023 is the 40th business day (as defined in Rule 13e-
         4(a)(3)) after commencement of this Exchange Offer. Please revise or advise.
Conditions of the Exchange Offer, page 28

5. On page 29 of the Exchange Offer, you have included a condition that will be triggered by any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or automated quotation system or in the over-the-counter
         market.    Please revise to explain what would be considered a
limitation on prices for
         securities on any national securities exchange or automated quotation system or in the over-the-counter market, or delete.
6.       Refer to the following language in the condition on page 30 of the
Exchange Offer:    any
         changes occur in our business, financial condition, assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to Stoke
         Therapeutics.    As drafted, the condition is extremely broad since it
is not limited to
         negative changes. Please revise to outline how you will judge materiality in this context, or advise.
7.       Refer to the following condition on page 30 of the Exchange Offer:
Any event or events
         occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the Exchange Offer to Stoke Therapeutics . . .
         .    Revise to describe the "contemplated benefits of the Exchange
Offer" for purposes of
         this offer condition.
8.       Refer to the following statement made on page 30 of the Exchange
Offer:    We may waive
         the conditions, in whole or in part, at any time and from time to time prior to our
 Edward M. Kaye, M.D.
FirstName LastNameEdward    M. Kaye, M.D.
Stoke Therapeutics, Inc.
Comapany 16,
November  NameStoke
              2023     Therapeutics, Inc.
November
Page 3    16, 2023 Page 3
FirstName LastName
         acceptance of your tendered Eligible Options for exchange, whether or not we waive any
         other condition to the Exchange Offer.    If an offer condition is
triggered    while the offer
         is pending, in our view, the offeror must promptly inform security holders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right
         to waive a condition    at any time and from time to time    may be
inconsistent with your
         obligation in this regard. Please confirm in your response letter that you will promptly notify target security holders if a condition is triggered while the Exchange Offer is pending.
Information Concerning Stoke Therapeutics; Financial Information, page 32

9. Refer to Item 10 of Schedule TO. To the extent that you are incorporating by reference financial statements in other filings by Stoke Therapeutics, revise to expressly do so and to identify where the specific information may be found within the applicable filing(s).
         See Instruction 3 to Item 10 of Schedule TO.
10. See our last comment above. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and telephone interpretation
         I.H.7 in the July 2001 supplement to our    Manual of Publicly
Available Telephone
         Interpretations    available on the Commission   s website at
http://www.sec.gov. Please
         revise the Offering Memorandum to include the information required by
Item 1010(c) of
         Regulation M-A and disseminate the amended disclosure in the same manner as the original offer materials.
11.      Please include the Company   s book value per share as of the date of
the most recent
         balance sheet presented. See Item 1010(a)(4) of Regulation M-A.
12. In your response letter, explain why you do not believe pro forma financial information is material in the context of the Exchange Offer, or revise to provide such information in the amended disclosure document. See Item 1010(b) of Regulation M-A and Item 10 of Schedule TO.
Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our
Securities, page 33

13. Please revise the Offering Memorandum or Schedule TO to provide the information required by Item 1008(a) of Regulation M-A for each person named in response to Item
         1003(a) of Regulation M-A and by each associate and majority-owned subsidiary of those persons, if applicable.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Edward M. Kaye, M.D.
Stoke Therapeutics, Inc.
November 16, 2023
Page 4

      Please direct any questions to Christina Chalk at 202-551-3263 or Shane Callaghan at
202-330-1032.




FirstName LastNameEdward M. Kaye, M.D.                    Sincerely,
Comapany NameStoke Therapeutics, Inc.
                                                          Division of
Corporation Finance
November 16, 2023 Page 4                                  Office of Mergers &
Acquisitions
FirstName LastName